Exhibit 99.1

N  E  W  S       R  E  L  E  A  S  E

Siyata’s Receives Follow-on Orders for its UV350 device from Leading Saudi Arabian Cellular Carrier

New orders from existing customer totaling approximately $400,000 with total cumulative orders exceeding $1.7 million

VANCOUVER, BC / ACCESSWIRE / January 18, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, today announced it has received follow-on orders from an existing customer, a leading Saudi Arabian cellular carrier, for its Uniden® UV350, a 4G/LTE all-in-one in-vehicle communication device.

“These orders, which total approximately $400,000, will be used to equip an expanding fleet of emergency response vehicles with our high-performing UV350 devices,” said Marc Seelenfreund, Siyata CEO. “Importantly, these follow-on orders are a strong testament to the value our devices are providing for first responders and the strength of our relationship with this operator. Since 2019, this customer has invested more than $1.7 million in our UV350 and related accessories.”

Seelenfreund continued, “The UV350 was designed specifically for commercial vehicles to ensure safer communication for professional drivers. It leverages existing 4G/LTE infrastructure to enable crystal clear communications, and in the case of this customer, will support first-responders who often face high-risk situations where reliable communications are critical.”

The Uniden® UV350 is the world’s first, and still today, the only FirstNet ReadyTM approved in-vehicle mounted push-to-talk over cellular “phablet” (a mobile device combining or straddling the size formats of smartphones and tablets), and was designed specifically for commercial vehicles to ensure safer communication. It is part of the company’s portfolio of products that are disrupting the multi-billion-dollar Land Mobile Radio (LMR) industry as demand for cost-effective, reliable Push-to-Talk Over Cellular (PoC) devices continues to increase from both enterprise and government entities.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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